

Mail Stop 4631

July 2, 2009

William H. Carter
Executive Vice President and Chief Financial Officer
Hexion Specialty Chemicals, Inc.
180 East Broad Street
Columbus, OH 43215

Re: **Hexion Specialty Chemicals, Inc.**
Annual Report on Form 10-K for Fiscal Year Ended December 31, 2008
Filed March 11, 2009
File No. 001-00071

Dear Mr. Carter:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Pamela A. Long
Assistant Director